

Mail Stop 3720

May 7, 2009

<u>Via U.S. Mail and Fax (781-290-0550)</u>
Mr. Michael J. Shea
Chief Financial Officer
MAC-GRAY Corporation
404 Wyman Street, Suite 400
Waltham, MA 02451

  RE: **MAC-GRAY Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed March 14, 2008
    File No. 1-13495

Dear Mr. Shea:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Larry Spirgel
      Assistant Director